Exhibit 12

WMS INDUSTRIES INC.

Computation of Ratio of Earnings to Fixed Charges

										Nine
	(in thousands except ratio information)									Months
										Ended
	Fiscal Year Ended June 30,									March 31,

	1999		2000		2001		2002		2003	2004

Earnings

Pre-tax income (loss) from continuing operations	$14,203		$71,438		$49,987		$15,450		$(15,031)	$(2,849)
Add back fixed charges:
Fixed charges	613		449		605		589		711	3,363

Earnings (loss)	$14,816		$71,887		$50,592		$16,039		$(14,320)	$514

Fixed Charges

Interest expense, including expense amortization	$—		$—		$—		$—		$44	$2,851
Interest portion of rent expense	613		449		605		589		667	512

Total Fixed Charges	$613		$449		$605		$589		$711	$3,363
Ratio of Earnings to Fixed Charges	24.2	x	160.1	x	83.6	x	27.2	x	(1)	(1)

(1) Our earnings were inadequate to cover fixed charges for the year ended June 30, 2003 by approximately $15.7 million and for the nine months ended March 31, 2004 by approximately $6.2 million.